

Mail Stop 3561

October 10, 2008

Mr. Jesus Diaz
Chief Financial Officer
Abazias, Inc.
5214 SW 91st Terrace
Suite A
Gainesville, FL 32608

      Re: Abazias, Inc.
            Form 10-KSB for the Fiscal Year Ended December 31, 2007
            Filed April 1, 2008
            File No. 0-27565

Dear Mr. Diaz:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                      Sincerely,

                      Jennifer Thompson
                      Branch Chief